UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM´s Earnings Release for the nine-month period ended on September 30, 2007.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

For Immediate release

SQM reports earnings for the First Nine Months of 2007

Highlights

•	Third quarter 2007 earnings of US$1.58 per ADR increased 14.1% compared with the US$1.38 reported in the third quarter of 2006

•	Year-to-date earnings of US$5.15 per ADR increased 21.3% compared with the US$4.24 reported for the first nine months of 2006

•	Consolidated revenues have continued with the upward trend, mainly on the back of prices, with a 13.7% increase compared with the year-ago first nine-months revenues.

Santiago, Chile, October 30, 2007.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the third quarter of 2007, which reached US$41.5 million (US$1.58 per ADR), 14.1% higher than the US$36.4 million (US$1.38 per ADR) recorded during the third quarter of 2006. Operating income reached US$67.2 million (20.8% of revenues), compared to the US$57.5 million (21.2% of revenues) of the year-ago quarter. Revenues reached US$322.5 million, approximately 19.0% higher than the US$271.1 million recorded for the third quarter of 2006.

SQM’s Chief Executive Officer, Patricio Contesse, stated “Third quarter profits came out in line with our expectations, benefiting from the better pricing conditions across all our business lines. The better prices were partially offset by a significant increase in the energy costs, with almost no supply of natural gas from Argentina, and a high cost of diesel and fuel oil”. He continued “We believe it is very likely that availability of natural gas in 2008 will be even lower than in 2007. For this reason, we are devoting all of our efforts to improve energy consumption yields”

Earnings for the first nine months of 2007 reached US$ 135.4 million (US$ 5.15 per ADR), 21.3% higher than the US$ 111.6 million (US$ 4.24 per ADR) reported for the first nine months of the previous year. Operating income for the first nine months of 2007 was US$199.4 million (22.6% of revenues), compared to the US$ 170.5 million (22.0% of revenues) of the first nine months of the previous year. Revenues obtained during the first nine months of 2007 reached US$ 881.3 million, approximately 13.6% higher than the US$775.8 million reported for the same period of the previous year.

Patricio Contesse indicated “In the near future, we expect the strong market situation of potash to boost the prices of our specialty plant nutrients going forward, so we expect a better scenario in 2008 for our specialty plant nutrition division. Lithium prices, on the other side, are much more difficult to predict as their evolution will depend on the timing of the capacity expansions of the Chinese producers”.

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition

During the third quarter of 2007 revenues reached US$162.2 million, 26.6% higher than the US$128.1 million recorded during the third quarter of 2006.

Revenues for the first nine months of 2007 reached US$437.3 million, 15.6% higher than the US$378.3 million of the same period of the previous year.

Third quarter year-over-year revenues increased, in addition to the normal market growth, due to better pricing conditions, additional sales of potassium nitrate to China, and additional sales of blended fertilizers in Chile.

Year-to-date the main factors that explain the revenue growth compared with the same period of 2006 are:

▪
Increase of approximately 10% in our sales volumes of sodium potassium nitrate and potassium nitrate in Latin America. As noted in the previous earnings release, the increase in sales volumes has been mainly in the Brazilian market during the second quarter of 2007.

▪
Higher sales volumes, in the range of 15-20%, of water soluble specialty plant nutrients mainly in Europe and Mexico. As weather conditions were much better than in the year-ago season, especially in Spain, we were able to recover the sales volumes lost last year.

▪
Prices are slightly higher during these first nine months, with an average increase of roughly 3%. We have also noted an additional upward pressure on prices in the third quarter due mainly to the tightness in the potash markets worldwide, which going forward should also benefit our potassium sulfate and potassium nitrate sales prices.

We expect the positive conditions to remain throughout the remainder of the year and 2008. This is not only the result of the recent developments in the potash markets, but a reflection of the supply-demand dynamics in SQM’s own markets. Therefore we maintain our positive view for second half 2007 sales volumes and prices, which should be higher than the volumes and prices recorded in the second half of 2006.

Specialty plant nutrition gross margin(1) for the first nine months of 2007 represented approximately 30% of SQM’s consolidated gross margin.

2.- Iodine and iodine derivatives

Iodine and iodine derivatives revenues for the third quarter of 2007 reached US$52.5 million, 5.9% higher than the US$49.6 million recorded during the third quarter of 2006.

During the first nine months of 2007 revenues reached US$161.5 million, 0.9% lower than the US$163.0 million of the same period of the previous year.

Higher year-over-year revenues recorded during the third quarter are the result of slightly improved sales volumes and improved sales prices of approximately 5%.

Year-to-date revenues have slightly decreased as lower sales volumes were partially offset by higher prices, which for the first nine months of this year have increased by approximately US$1.6 per kilogram. With prices relatively stable during 2007, compared with the 2006 prices that had a steady and strong increase during the year, the quarterly price increases during 2007 have started to reduce, signaling a stabilization of market prices.

The decrease in our sales volumes is the result of the increase in production capacity by other Chilean producers and the increase in the production coming from recycling. As SQM has the largest reserves and excess capacity, and considering that demand is increasing, we believe we are in a privileged position to capture the market growth in the long term.

Iodine and iodine derivatives gross margin for the first nine months of 2007 represented approximately 26% of SQM’s consolidated gross margin.

3.- Lithium and lithium derivatives

Lithium and lithium derivatives revenues for the third quarter of 2007 reached US$43.6 million, 30.0% higher than the US$33.5 million reached for the same period of 2006.

During the first nine months of 2007 revenues reached US$137.1 million, 49.5% higher than the US$91.7 million recorded for the first nine months of 2006.

Higher revenues in this business line are explained by improved price conditions in lithium carbonate and lithium hydroxide. Third quarter sales volumes were lower year-over-year, but sales volumes for the first nine months of 2007 were similar to those of the same period of the previous year. We expect fourth quarter 2007 sales volumes to be similar or slightly lower than fourth quarter 2006.

The price increase recorded is in line with what we had expected and anticipated, and it is consistent with the current supply scenario, which remains tight, even though it has seen some additional production from the Chinese producers.

Demand continues to be strongly driven by batteries, which again should experience 20% growth rates with part of this growth destined to power tools.

Lithium and lithium derivatives gross margin for the first nine months of 2007 represented approximately 33% of SQM’s consolidated gross margin.

4.- Industrial chemicals

Industrial Chemicals revenues during the third quarter of 2007 reached US$17.4 million, 1.9% higher than the US$17.1 million recorded for the same period of the previous year.

During the first nine months of 2007 revenues reached US$56.5 million, 7.6% higher than the US$52.5 million of the same period of the previous year.

The increase in revenues in this business line is mainly explained by higher sales volumes of sodium nitrate, approximately 5%, to the glass industry in Asia and to the explosives industry in Latin America, for applications like mining and quarries, and also by better pricing conditions.

We expect a further increase in sodium nitrate sales volumes in the final quarter of this year to several end markets but among them, and one of the most interesting, a solar energy project in Spain.

Potassium nitrate and boric acid sales volumes were stable compared to the third quarter and the first nine months of 2006.

Industrial chemicals gross margin for the first nine months of 2007 represented approximately 5% of SQM’s consolidated gross margin.

5.- Others

Potassium chloride

Revenues for the third quarter of 2007 reached US$16.3 million, 22.9% higher than the US$13.3 million reached during the same period of 2006.

During the first nine months of 2007 revenues reached US$36.5 million, 46.0% higher than the US$25.0 million recorded in the first nine months of 2006

In addition to higher volumes, which year-to-date have increased by approximately 50 thousand metric tons due to higher product availability, prices have started to reflect the tight situation in the potash market. We expect prices and volumes to maintain the same trend during the last quarter of this year.

Other commodity fertilizers

Sales of other commodity fertilizers increased to US$30.4 million during the third quarter of 2007, from US$29.5 million for the same period of 2006.

During the first nine months of 2007 revenues reached US$52.5 million, 19.8% lower than the US$65.4 million recorded in the first nine months of 2006.

The decrease in these revenues is the direct result of the sale of our trading affiliate in Mexico during second half last year.

Selling and administrative expenses

Selling and Administrative Expenses reached US$49.9 million (5.7% of revenues) during the first nine months of 2007 compared to the US$50.8 million (6.5% of revenues) recorded during the same period of the previous year.

Operating costs

We maintain our view regarding operating costs which are, and will continue to be, affected by higher costs in energy, raw materials and exchange rate factors:

•	SQM operations are intensive in diesel and fuel oil consumption. Energy in general currently represents approximately 12% of our total costs
•	Raw materials represent approximately 5% of our total costs
•	Peso-related costs represent approximately 23% of our total costs.

Third quarter production costs were significantly affected by the gas shortages, that had to be replaced by higher-cost alternative fuels, and the Chilean peso appreciation.

Non-operating Income

The company recorded a non-operating loss for the first nine months of 2007 of US$23.4 million which is lower than the US$25.4 million loss of the same period of the previous year.

Net financial expenses(2) reached US$(8.7) million during the first nine months of 2007, lower than the US$(12.5) million of the first nine months of 2006. This decrease in financial expenses is in part related to the decrease in interest rates.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income and capitalized interests during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:
•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact:
Patricio Vargas, 56-2-4252274 / 56-2-4252485 / patricio.vargas@sqm.com

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
(US$ Millions)	For the 3rd Quarter		For the 9-month period ended September 30
	2007	2006	2007	2006
Revenues	322,5	271,1	881,3	775,8

Specialty Fertilizers	162,2	128,1	437,3	378,3
Potassium nitrate and Blended Fertilizers(1)	146,5	115,8	389,0	333,4
Potassium Sulfate	15,7	12,3	48,3	44,9
Industrial Chemicals	17,4	17,1	56,5	52,5
Industrial Nitrates	16,2	15,7	52,3	48,2
Boric Acid	1,3	1,4	4,2	4,3
Iodine and iodine derivatives	52,5	49,6	161,5	163,0
Lithium and lithium derivatives	43,6	33,5	137,1	91,7
Other Income	46,8	42,8	88,9	90,4
Potassium Chloride (Potash)	16,3	13,3	36,5	25,0
Others	30,4	29,5	52,5	65,4

Cost of Goods Sold	(212,6)	(173,8)	(560,2)	(488,4)
Depreciation	(24,8)	(22,1)	(71,8)	(66,1)

Gross Margin	85,1	75,2	249,3	221,3

Selling and Administrative Expenses	(17,9)	(17,7)	(49,9)	(50,8)

Operating Income	67,2	57,5	199,4	170,5

Non-Operating Income	(10,3)	(8,0)	(23,4)	(25,4)
Financial Income	1,9	3,4	6,5	9,5
Financial Expenses	(5,2)	(7,8)	(15,2)	(22,0)
Others	(7,0)	(3,7)	(14,7)	(12,9)

Income Before Taxes	56,9	49,5	176,0	145,1
Income Tax	(14,2)	(11,5)	(38,3)	(31,1)
Other Items	(1,2)	(1,7)	(2,3)	(2,5)

Net Income	41,5	36,4	135,4	111,6
Net Income per ADR (US$)	1,58	1,38	5,15	4,24

(1)	Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet
(US$ Millions)	As of September 30
	2007	2006

Current Assets	904,2	814,3
Cash and cash equivalents (1)	113,8	84,8
Account receivables (2)	337,2	281,9
Inventories	385,9	387,5
Others	67,3	60,2

Fixed Assets	967,7	902,2

Other Assets	99,9	117,2
Investment in related companies (3)	54,9	59,3
Others	45,0	58,0

Total Assets	1.971,9	1.833,8
Current Liabilities	236,8	270,0
Short term interest bearing debt	16,0	102,0
Others	220,8	254,0
Long-Term Liabilities	557,6	469,6
Long term interest bearing debt	484,1	400,2
Others	73,5	69,4

Minority Interest	42,5	36,9

Shareholders’ Equity	1.135,0	1.057,3

Total Liabilities	1.971,9	1.833,8

Current Ratio (4)	3,8	3,0
Net Debt / Total capitalization (5)	24,7%	27,6%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: October 30, 2007